November 12, 2019



Stacy L. Fuller, Esq.
K&L Gates LLP
1601 K Street, NW
Washington, DC 20006

                  Re:      Direxion Shares ETF Trust
                           File Nos. 333-150525 and 811-22201

Dear Ms. Fuller:

       On September 6, 2019, Direxion Shares ETF Trust filed an amendment to its registration statement on Form N-1A to add a new series, the PortfolioPlus S&P Composite 1500 ETF (the
"Fund"). The Fund seeks investment results, before fees and expenses, that track the performance of the S&P Composite 1500 1.35X Leverage Carry-Free Quarterly Index (the
"Index").

        The amendment shows that the Index has an underlying portfolio of securities comprised of the securities in the S&P Composite 1500 Index plus a leverage factor of 35%. The Index is rebalanced on a quarterly basis. According to the Fund's prospectus, to achieve leveraged returns, the Fund will purchase a total return swap and use a portion of its assets as collateral for the Fund's total return swap.

        The Commission recently adopted rule 6c-11 under the Investment Company Act of 1940 that will permit certain exchange-traded funds ("ETFs") to operate without obtaining an exemptive order.1 Rule 6c-11 includes a condition that excludes leveraged/inverse ETFs from the scope of that rule.2 Leveraged/inverse ETFs must instead operate pursuant to an existing exemptive order, to the extent one is available.3

       Please explain to us whether the Fund would be considered a "leveraged/inverse ETF" excluded by the condition in rule 6c-11(c)(4). If so, please also discuss if there is an exemptive order on which the Fund might be able to rely. In particular, please analyze how the Fund's proposed strategy would be consistent with the terms of such order. Alternatively, if you believe the Fund would not be excluded from rule 6c-11 as a leveraged/inverse ETF, please provide your


1
  See Exchange Traded Funds, Rel. No. IC-33646 (Sept. 25, 2019) ("ETF
Release").
2
  See rule 6c-11(c)(4).
3
  See ETF Release, supra note 1, at n.75 (noting that the staff has not supported new exemptive relief for leveraged/inverse ETFs since 2009).
 Stacy L. Fuller, Esq.
Page 2
November 12, 2019

analysis of that position. You should provide your responses in writing filed as EDGAR
Correspondence.

         The Fund's amendment is currently expected to become automatically effective on
November 20, 2019. If issues concerning the Fund's use of leverage are not resolved before that date, we respectfully request that the Fund file an amendment delaying effectiveness under rule
485(b)(iii) under the Securities Act of 1933 until the issues are resolved.4

         If you have any questions prior to filing a written response, please call me at (202) 551-
6743 .

                                                                    Sincerely,
                                                                    /s/ Michael
J. Spratt
                                                                    Michael J.
Spratt
                                                                    Assistant
Director

cc:      Daniele Marchesani
         Michael Shaffer
         John Ganley




4
  See Accounting & Disclosure Information 2019-07
(https://www.sec.gov/investment/accounting-and-disclosure-
information/adi-2019-07-review-certain-filings-under-automatic).